
Mail Stop 7010

December 11, 2007

Alejandro R. San Miguel, Esq.
General Counsel
GLG Partners, Inc.
390 Park Avenue, 20th Floor
New York, NY 10022

**Re:     GLG Partners, Inc.**
**Registration Statement on Form S-1**
**Filed on December 6, 2007**
**File No. 333-147865**

Dear Mr. San Miguel:

We have limited our review of your filing to those issues we have addressed in our comment.  We think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Regulation, page 98

Other, page 103

1.     Please add the following statement to the end of the first paragraph in this section:

GLG will not accept any new U.S. advisory clients prior to the SEC declaring effective the registration of GLG Inc. as an investment adviser under the Investment Advisers Act and completion of the acquisition by GLG Partners Inc. of GLG Inc., other than certain clients with whom GLG was already in discussions prior to the filing of Freedom's preliminary proxy statement on July 12, 2007, and within the "fewer than 15 clients" limitation under the exemption provided by Section 203(b)(3) of the Advisers Act.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions to Brigitte Lippmann at (202) 551-3713 or Sara Crovitz in the Division of Investment Management at (202) 551-6862.  You may also call the undersigned Branch Chief at (202) 551-3767, who supervised the review of your filing.

Sincerely,

Jennifer Hardy
Branch Chief

cc:     Sey-Hyo Lee, Esq.
        Chadbourne & Parke LLP
        30 Rockefeller Plaza
        New York, NY 10112